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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF
PROGRESSIVE WASTE SOLUTIONS LTD.

To our shareholders,

You are receiving this notification as Progressive Waste Solutions Ltd. (the "Company") has decided to use the notice and access model for delivery of meeting materials to its shareholders. Under notice and access, shareholders still receive a proxy or voting instruction form enabling them to vote at the Company's meeting. However, instead of a paper copy of the Information Circular and the Annual Report, shareholders receive this notice with information on how they may access such materials electronically. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and also will reduce the cost of printing and mailing materials to shareholders.

MEETING DATE AND LOCATION

WHEN: Wednesday, May 14, 2014 10:00 a.m. ET	WHERE: Grand Hyatt New York 109 East 42nd Street New York, New York 10017

BUSINESS OF THE MEETING

This year's meeting will cover the following items of business:

	Item of Business	Highlights	Board Vote Recommendation

1	Financial statements	Receipt of our 2013 audited financial statements.

Our 2013 annual consolidated financial statements are included in our 2013 annual report, which is available on our website at
http://investor.progressivewaste.com/annualmeeting2014

		• Shareholders who requested a copy of the 2013 annual report will receive it by mail.	N/A

2	Auditor	We are proposing to re-appoint Deloitte LLP as our independent auditor for another year until the 2015 annual meeting of shareholders.

		Additional information may be found in the "Appointment of Auditors" section of our management proxy circular.	FOR

3	Directors	At the meeting, eight individuals are proposed to be elected to our board of directors.

		Additional information about the directors may be found in the "Election of the Directors of the Corporation" section of our management proxy circular.	FOR EACH DIRECTOR NOMINEE

4	Advisory resolution on executive compensation	We are proposing a non-binding advisory "say on pay" resolution related to executive compensation.

		Additional information may be found in the "Advisory Resolution on Executive Compensation (Say on Pay)" section of our management proxy circular.	FOR

5	Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

SHAREHOLDERS ARE REMINDED TO VIEW OUR PROXY MEETING MATERIALS PRIOR TO VOTING

WEBSITES WHERE PROXY MEETING MATERIALS ARE POSTED

Proxy meeting materials can be viewed online at www.sedar.com, in addition to our website:

Notice of Annual Meeting of Shareholders: http://investor.progressivewaste.com/annualmeeting2014

Management Proxy Circular: http://investor.progressivewaste.com/annualmeeting2014

Annual Report including financial statements and management's discussion and analysis: http://investor.progressivewaste.com/annualmeeting2014

Registered holders will continue to receive paper copies of proxy materials. All shareholders who have requested to receive our annual report will receive a paper copy of our annual report.

HOW TO OBTAIN PAPER COPIES OF THE MEETING MATERIALS

You may request that paper copies of the meeting materials be sent to you by mail at no cost. Requests may be made up to one year from the date that our management proxy circular was filed on SEDAR, online at www.proxyvote.com or by telephone at 1-877-907-7643 and entering the 12-digit control number located on the voting instruction form or notification letter and following the instructions provided. Requests should be received at least five business days in advance of the date and time set out in your voting instruction form as a voting deadline if you'd like to receive the meeting materials in advance of the proxy voting deadline and the meeting date.

VOTING

You should return your proxy using one of the following methods at least one business day in advance of the proxy deadline noted on your voting instruction form:

INTERNET:	www.proxyvote.com
TELEPHONE:	1-800-474-7493 (ENGLISH) OR 1-800-474-7501 (FRENCH)
FACSIMILE:	905-507-7793
MAIL:	DATA PROCESSING CENTRE PO BOX 2800 STN LCD MALTON MISSISSAUGA, ON L5T 2T7

Shareholders with questions about notice and access can call toll-free at 1-866-964-0492.

Exhibit 99.4

VOTING INSTRUCTION FORM
PROGRESSIVE WASTE SOLUTIONS LTD.

MEETING TYPE:	ANNUAL MEETING
MEETING DATE:	WEDNESDAY, MAY 14, 2014 AT 10:00 A.M. EDT
RECORD DATE:	FOR HOLDERS AS OF APRIL 04, 2014
PROXY DEPOSIT DATE:	MAY 12, 2014
A/C	*** ISSUER COPY ***

74339G101

STEP 1 — REVIEW YOUR VOTING OPTIONS

ONLINE: VOTE AT **PROXYVOTE.COM** USING YOUR COMPUTER OR MOBILE DATA DEVICE.

SCAN TO VIEW MATERIAL AND VOTE NOW

BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT:

1-800-454-8683

BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED.

REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE

*****WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.*****

STEP 2 — COMPLETE YOUR VOTING DIRECTIONS

2 - **ELECTION OF DIRECTORS:** *VOTING RECOMMENDATION: FOR ALL THE NOMINEES PROPOSED AS DIRECTORS* (FILL IN ONLY ONE BOX " ■ " PER NOMINEE IN BLACK OR BLUE INK)

Nominee	FOR	WITHHOLD
01-JOHN T. DILLON	☐	☐
02-JAMES J. FORESE	☐	☐
03-LARRY S. HUGHES	☐	☐
04-JEFFREY L. KEEFER	☐	☐
05-DOUGLAS W. KNIGHT	☐	☐
06-SUSAN LEE	☐	☐
07-DANIEL R. MILLIARD	☐	☐
08-JOSEPH D. QUARIN	☐	☐

ITEM(S): (FILL IN ONLY ONE BOX " ■ " PER ITEM IN BLACK OR BLUE INK)

1 - APPOINTMENT OF DELOITTE LLP, INDEPENDENT REGISTERED CHARTERED ---->>> ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZING THE DIRECTORS TO FIX THE REMUNERATION OF THE AUDITORS. — FOR ☐ WITHHOLD ☐

3 - APPROVAL OF THE ADVISORY RESOLUTION OF THE CORPORATION'S --------->>> APPROACH TO EXECUTIVE COMPENSATION AS SET OUT IN THE NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR. — FOR ☐ AGAINST ☐

NOTE THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

NOTE THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING INFORMATION CIRCULAR.

VOTING RECOMMENDATIONS

1	<<<---	FOR	0010200
3	<<<---	FOR	0029440

TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. ☐

UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELECT ANNUALLY TO RECEIVE THE ANNUAL,INTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. NONE ☐ ANNUAL ☐ INTERIM ☐

FILL IN THE BOX " ■ " TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. → ☐

STEP 3 — THIS DOCUMENT MUST BE SIGNED AND DATED

* ISSUER CONFIRMATION COPY - INFO ONLY *

SIGNATURE(S) *INVALID IF NOT SIGNED*

M M D D Y Y

VOTING INSTRUCTION FORM PROGRESSIVE WASTE SOLUTIONS LTD. 12 MEETING TYPE; MEETING DATE: RECORD DATE; PROXY DEPOSIT DATE; ACCOUNT NO: ANNUAL MEETING WEDNESDAY, MAY 14, 2014 AT 10:00 A.M. EDT FOR HOLDERS AS OF APRIL 04, 2014 MAY 12, 2014 CUID: CUSIP; 74339Q101 3 3 P510«- E 1 OF 1 CONTROL NO.: APPOINT A PROXY (OPTIONAL) APPOINTEE(S): JOSEPH QUARIN, JAMES FORESE IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO AnEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, OTHER THAN THE PERSON(S) SPECIFIED ABOVE, PRINT YOUR NAME OR THE NAME OF THE OTHER PERSON AHENDING THE MEETING IN THE SPACE PROVIDED HEREIN. UNLESS YOU INSTRUCT OTHERWISE, THE PERSON WHOSE NAME IS WRIHEN IN THIS SPACE WILL HAVE FULL AUTHORITY TO AnEND, VOTE AND OTHERWISE ACT IN RESPECT OF ALL MAKERS THAT MAY COME BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, EVEN IF THESE MATTERS ARE NOT SET OUT IN THE FORM ORTHE CIRCULAR. PLEASE PRINT APPOINTEE NAME ABOVE COMPLETE YOUR VOTING DIRECTIONS ELEaiON OF DIRECTORS: VOTING RECOMMENDATION! FOR ALL THE NOMINEES PROPOSED AS DIRECTORS (FILL IN ONLY ONE BOX "111" PER NOMINEE IN BLACK OR BLUE INK) FOR HITHHOLD FOR HITHHOLD 01-JOHNT. DILLON 07-DANIELR. MILLIARD 02-JAMES J. FORESE OS-JOSEPH D. QUARIN 03-LARRY S. HUGHES 04-JEFFREY L KEEFER 05-DOUGLAS W. KNIGHT 06-SUSAN LEE ITEM(S): (FILL IN ONLY ONE BOX"!]" PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS »- APPOINTMENT OF DELOIHE LLP, INDEPENDENT REGISTERED CHARTERED »> ACCOUNTANTS, AS AUDITORS OF THE CORPORATION AND AUTHORIZINQ THE DIREaORS TO FIX THE REMUNERATION OF THE AUDITORS. •- APPROVAL OF THE ADVISORY RESOLUTION OF THE CORPORATION'S »> APPROACH TO EXECUTIVE COMPENSATION AS SET OUT IN THE NOTICE OF MEETING AND MANAGEMENT INFORMATION CIRCULAR. •NOTE* THIS FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. •NOTE* THIS VOTING INSTRUalON FORM SHOULD BE READ IN CONJUNaiON WITH THE ACCOMPANYING INFORMATION CIRCULAR. FOR AGAINST 1 «<— FOR 0010200 3 «<- FOR 0029440 TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE [[] PACKAGE WITH THIS FORM. UNDER SECURITIES REGULATIONS, SECURITYHOLDERS MAY ELEa ANNUALLY TO RECEIVE THE ANNUAUINTERIM FINANCIAL STATEMENTS OR BOTH INCLUDING RELEVANT ÿ ÿ ÿ MD&A BY MAIL. INDICATE YOUR PREFERENCE IN THE APPROPRIATE BOX(S) PROVIDED. THIS DOCUMENT MUST BE SIGNED AND DATED * ISSUER CONFIRMATION COPY - IN =() ONLY * SIGNATURE(S) *INVALID IF NOT SIGNED* M M

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF PROGRESSIVE WASTE SOLUTIONS LTD.